Exhibit (e)(13)

Amendment to Non-Competition and Severance Agreement

THIS AMENDMENT TO SEVERANCE AGREEMENT (this “Amendment”) is made and entered as of the date hereof to be effective as of the Effective Date (as defined below), by and between Chattem, Inc., a Tennessee corporation (the “Company”), and Robert B. Long (“Executive”). Capitalized terms used herein but not defined shall have the meaning ascribed to such terms in the Severance Agreement (as defined below).

WHEREAS, the Company intends to enter into the Agreement and Plan of Merger by and among sanofi-aventis, River Acquisition Corp. and Chattem, Inc., dated December 20, 2009 (the “Merger Agreement”);

WHEREAS, the Company previously entered into a Non-Competition and Severance Agreement dated July 8, 2008 with Executive (the “Severance Agreement”);

WHEREAS, the Company desires that certain terms of the Severance Agreement be amended in order to be consistent with the intent of the parties to the Merger Agreement.

NOW, THEREFORE, in consideration of the premises and mutual covenants and obligations set forth herein, and for other good and valuable consideration, the receipt and legal sufficiency of which is hereby acknowledged, the parties hereto agree to amend the Severance Agreement as follows:

1. This Amendment shall be effective as of the Effective Date - the date on which shares of Company Common Stock (as defined in the Merger Agreement) are purchased in accordance with the terms of the Offer (as defined in the Merger Agreement).

2. Section 2 of the Severance Agreement is amended to delete the definition of “Current Cash Compensation Package” in its entirety.

3. The paragraph beginning with the heading “Good Reason” in Section 2 is amended in its entirety to read as follows:

Good Reason. The term “Good Reason” for purposes of this Agreement means: (i) a material demotion or a material diminution of Executive’s duties and responsibilities; (ii) a material reduction in base salary or annual incentive opportunities; (iii) the assignment to a primary workplace which is more than 50 miles from Executive’s primary workplace on the Effective Date, unless Executive expressly consents to the applicable change described in clause (i), (ii), or (iii) of this definition; or (iv) any material breach of this Agreement by the Company. Executive must give written notice to the Company within the 60 day period which starts on the date on which Executive has actual notice of the applicable change or breach described in clause (i), (ii), (iii) or (iv) of the foregoing definition, and the Company will have a 30 day cure period from the date of the delivery of such notice to reverse such change or breach. Executive shall have the right to resign for “Good Reason” only if the Company fails to reverse such change or breach before the end of such 30 day cure period.

4. Section 2 of the Severance Agreement is amended to add the following new paragraph:

Severance Benefit. The term “Severance Benefit” for purposes of this Agreement means $504,612.

5. Section 4.1(a) of the Severance Agreement is amended in its entirety to read as follows:

Subject to §4.1(b), if Executive has a Separation from Service initiated by Chattem without Cause or Executive has a Separation from Service initiated by Executive’s resignation for Good Reason during the 1 year period which starts immediately following a Change in Control, Chattem shall pay Executive in cash the Severance Benefit (less applicable tax withholdings) within 30 days after Executive’s employment so terminates or, if Chattem acting in good faith reasonably determines such payment at that time would subject Executive to an additional tax under §409A of the Code because Executive is a “specified employee” under §409A of the Code, on the first day after the 6 month anniversary of the date of Executive’s Separation from Service or, if Executive dies before the end of such 6 month period, within 30 days after Chattem has notice of Executive’s death.

6. Section 4.4(a) of the Severance Agreement is amended to delete the second sentence thereof.

7. Section 4.4(b) of the Severance Agreement is amended to add the following sentence immediately following the first sentence thereof:

In making its determination, the Independent Advisor shall perform a reasonable compensation analysis to determine whether any payments should be excluded from the category of “parachute payments” (as defined in §280G(b)(2) of the Code).

8. Section 4.4(b) of the Severance Agreement is amended to add the following words at the beginning of the third sentence thereof (after incorporation of the new sentence pursuant to paragraph 7 above): “In accordance with Section 4.4(c)(1).”

9. Section 4.4(c)(1) of the Severance Agreement is amended in its entirety to read as follows:

Notwithstanding the Severance Benefit described in §4.1(a), any or all of Executive’s Change in Control Benefits shall be adjusted so that the aggregate present value of all “parachute payments” (as defined in §280G(b)(2) of the Code) to which the Executive is entitled is less than 300% of the Executive’s “annualized includible compensation for the base period” as defined in §280G(d) of the Code. The final determination as to whether there is any adjustment (and the extent thereof) in the Change in Control Benefits because of this paragraph shall be made in writing within thirty (30) days after Executive has a Separation from Service initiated by Chattem without Cause or by Executive’s resignation for Good Reason, by the Independent Advisor on the date of the Change in Control and shall be final and binding on the Executive and Chattem. The Company shall furnish the Independent Advisor with all data required to make said determination within ten (10) days after Executive has a Separation from Service initiated by Chattem without Cause or by Executive’s resignation for Good Reason.

10. Section 4.4(c)(2) of the Severance Agreement is amended in its entirety to read as follows:

If there is an adjustment pursuant to §4.4(c)(1), payments under the Retention Bonus Agreement, by and between Parent (as defined in the Merger Agreement) and Executive, dated as of December 20, 2009, shall be reduced first and to the extent further reduction is required, cash severance amounts payable pursuant to this Agreement shall be reduced, and

11. The first sentence of Section 4.4(c)(3) is amended to replace the words “the waiver by Executive under this §4.4(c)” with the words “adjustments made pursuant to this §4.4(c)”

12. Notwithstanding anything to the contrary contained herein, this Amendment shall have no force or effect and shall be void ab initio in the event that the Merger Agreement is terminated in accordance with Article VII of the Merger Agreement or if the Closing Date (as defined in the Merger Agreement) does not occur for any reason whatsoever, in which case the Severance Agreement shall remain in effect without regard to this Amendment.

13. Except as specifically amended hereby, the Severance Agreement shall remain in full force and effect as originally executed.

14. This Amendment may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

IN WITNESS WHEREOF, this Amendment to Non-Competition and Severance Agreement is hereby executed to be effective as of the Effective Date.

CHATTEM, INC.

/s/ Robert E. Bosworth
Name: Robert E. Bosworth
Title: President and Chief Operating Officer

Executive:

/s/ Robert B. Long
Robert B. Long

[Amendment to Non-Competition and Severance Agreement]